UNMDSTAT'ES
SECURITIES ANDEXCHANGE CO
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE
8- 38583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Warren D. Nadel & Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Walnut Road
(No. and Street)

Glen Cove	**NY**	**11542**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warren D. Nadel **(516) 656-3636**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – if *individual, state last, first, middle name)*

88 Froehlich Farm Boulevard	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Warren D. Nadel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Warren D. Nadel & Company**, as of **December 31** ~ 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

STATE OF NEW YORK SS:
COUNTY OF NASSAU
2/15/11

Notary Public

Robert N. Tabor
Notary Public, State of New York
No. 01TA4738380
Qualified in Nassau County
Commission Expires March 30, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As described in Note 10, the Securities and Exchange Commission filed a regulatory action against the Company, its principal and a related registered investment advisor (RIA) alleging multiple violations of various sections and rules of the Securities Exchange Act of 1934. The actions seek disgorgement of alleged ill-gotten gains, plus pre-judgment interest and civil penalties. As required, the Company had notified its clients and customers during 2010 of the pending action which has had a detrimental effect on the Company's revenues and continuing operations. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans are also discussed in Note 10. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Marks Paneth & Shron LLP

Woodbury, New York
February 25, 2011

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

WARREN D. NADEL & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 73,597
Due from clearing broker	637
Deposit with clearing broker	25,000
Prepaid pension costs	328,828
Secured demand note receivable, collaterized	185,000
Other assets	19,253
TOTAL ASSETS	$ 632,315

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 70,794
Due to clearing broker	1,929
Due to shareholder	24,288
Due to affiliate	25,230
TOTAL LIABILITIES	122,241
Subordinated borrowings	185,000
Commitments	
STOCKHOLDERS' EQUITY (Notes 6 and 8)	
Common stock, $.01 par value - 100,000 shares authorized, 54,442 shares issues and outstanding	544
Additional paid-in-capital	475,136
Retained earnings	(448,591)
Accumulated other comprehensive gain	297,985
Total Stockholders' Equity	325,074
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 632,315

See auditors' report.

Business Description

Warren D. Nadel & Company (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC).

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Cash and Cash Equivalents

The Company considers as cash and cash equivalents highly liquid instruments with maturities of three months or less, when acquired, and money market funds.

Revenue Recognition

Securities transactions and the related commission revenue and expense are recorded on a trade date basis. Dividend and interest income are recorded on the accrual basis.

Income Taxes

The Company is an S corporation for both federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for federal and NYS income taxes.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2007.

Fair Value

The Company adopted the methods of fair value as described in FASB ASC 820 "Fair Value Measurements and Disclosures". Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Developments

There were no new accounting pronouncements issued recently that are expected to have any material impact on the Company's financial position or results of its operations.

Subsequent Events

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 25, 2011, the date the financial statement was available to be issued. Refer to Note 10.

NOTE 1 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company has clearing agreements with two brokerage firms to carry its accounts. The clearing brokers have custody of some of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to the clearing brokers and as collateral for potential defaults by the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody. It is the Company's policy to review as necessary the credit standing of the two brokerage firms.

NOTE 2 - SUBORDINATED BORROWINGS

Borrowings under subordinated loans from related parties were $185,000 at December 31, 2010. These borrowings are noninterest-bearing and mature on January 31, 2013. The subordinated loan is covered by an agreement approved by FINRA and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In conjunction with this borrowing, the Company issued an $185,000 secured demand note collateralized by securities with a fair value of $384,876 as of December 31, 2010.

NOTE 3 - RELATED-PARTY TRANSACTIONS

The Company occupies premises under a lease agreement with an entity controlled by the Company's president and majority stockholder through December 31, 2018.

The future minimum lease payments required under the lease as follows:

Year ended December 31,	
2011	$ 110,700
2012	110,700
2013	110,700
2014	110,700
2015	110,700
Thereafter	332,100
	$ 885,600

Rent expense for the year was $110,700.

At December 31, 2010, the Company had outstanding noninterest bearing loan balances payable to one of its shareholders and one of its affiliates in the amounts of $24,288 and $25,230, respectively.

A related entity, which is registered with the SEC as an investment advisor, acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis. This group of accounts are customers of the Company. The Company received no commissions from the investment advisor for 2010, and no operating expense reimbursements.

NOTE 4 - CUSTOMER CONCENTRATION

For the year ended December 31, 2010, one customer accounted for approximately 38% of total revenues.

NOTE 5 - COMMISSION INCOME

Substantially all commission income is derived from a select group of accounts.

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2010, the Company had regulatory net capital and regulatory net capital requirements of $161,983 and $100,000, respectively. The Company's net capital ratio was .75 to 1.

NOTE 7 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 8 - DEFINED BENEFIT PENSION PLAN

The Company maintains a defined benefit pension plan ("Plan") covering certain employees with at least two years of service, but excluding all highly compensated employees other than owner/employees and their spouses. As of January 1, 2009, the plan has been frozen.

The following sets forth certain information requiring disclosure under FASB 87 as of and for the year ending December 31, 2010 are:

Projected benefit obligation	$	604,786
Fair value of plan assets		933,614
Funded status of the plan	$	328,828
Employer contributions paid in 2010	$	-
Accumulated benefit obligation	$	604,786
Benefits paid in 2010	$	488,824
Prepaid pension benefits	$	328,828
Accumulated other comprehensive gain – unrecognized net gain	$	297,985
Pension income included in the determination of net loss for the year ended December 31, 2010	$	51,380
Net gain on pension investments recognized in other comprehensive income	$	190,084

Estimated benefits expected to be paid in each of the next five fiscal years:

2011	$	-
2012		-
2013		-
2014		-
2015		-

Contributions expected to be paid to the plan during the next fiscal year beginning after December 31, 2010	$	none
Assumed discount rate		6%
Rates of compensation increase		3%
Expected long-term rate of return on plan assets		6%
Mortality table – 1994 Group Annuity Unisex Mortality Table (94 GAR)		
Measurement date used to determine pension benefit measurements		December 31, 2010

Amounts in AOCI expected to be recognized in net periodic benefit cost over the year ending December 31, 2011	$	-

Percentage of the fair value of total plan assets for each major category of plan assets:

		%
Cash and cash equivalents	$197,844	21.19
Common stocks	89,386	9.57
Preferred stock		-
	646,384	69.24
		100.0
	$933,614	0

Fair value of the above plan asset is based on quoted prices in actively traded markets, and are classified as Level 1 within the fair value hierarchy.

Investment policy:

The Plan's investment policy is to invest primarily in securities that will preserve capital and provide an orderly and predictable rate of return over the Plan's time horizons. This strategy is designed to enable the Plan to accumulate funds that will be adequate to secure expected retirement benefits for current participants, while limiting the potential for larger year-to-year fluctuations in the amounts contributed.

Long-term rate of return-on-assets assumption:

This assumption is 6% per annum. The rate was selected since it is an appropriate estimate of the annual rate of return that has historically been achieved by a conservative funding program invested primarily in fixed income investments.

NOTE 9 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, starting in the second year of service. For the year ended December 31, 2010, the Company did not make a profit sharing contribution.

NOTE 10 - SUBSEQUENT EVENTS

On January 13, 2011, the SEC, as a result of its examination during 2010, filed a regulatory action against the Company, its Principal and a related registered investment advisor (RIA) alleging multiple violations of various sections and rules of the Securities Exchange Act of 1934. The action seeks to enjoin the Company from future violation of the sections and rules of the Exchange Act that are alleged to have been violated, disgorge alleged ill-gotten gains and pay pre-judgment interest thereon, and pay civil penalties and such other relief that the Court deems appropriate. The action specifies that the Company, its Principal and his related RIA benefited in excess of $8 million as a result of its alleged misconduct and the action seeks return of this amount and penalties of a like amount and interest thereon.

As required, the Company had notified its clients and customers during 2010 of the pending action which has had a detrimental effect on the Company's revenues and continuing operations. The Company has relied on its Principal for capital funding if and when needed. In view of the negative impact upon the company's operations and the magnitude of the amount that would need to be paid by the Principal should the SEC prevail in this action, the Company's ability to continue as a going concern has become questionable.

The Company, based on consultation with its legal counsel, believe that the allegations of misconduct are without merit and intends to vigorously contest the action.

WARREN D. NADEL & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

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